UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011.

Commission File Number 000-54313

TASMAN METALS LTD.
____________________________________________________________________________
(Translation of registrant’s name into English)

#1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
_____________________________________________________________________________
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [  ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TASMAN METALS LTD.
(Registrant)

Date September 06, 2011	By:	/s/ Mark Saxon
Mark Saxon, President and CEO

T A S M A N   M E T A L S   L T D
Strategic Metals	Strategic Locations

News Release	6TH September 2011

TASMAN APPOINTS SWEDISH PROJECT MANAGER FOR NORRA KARR HEAVY RARE EARTH PROJECT

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) (TSXV – TSM; Frankfurt - T61; Pink Sheets - TASXF).  Mark Saxon, President & CEO is pleased to announce the appointment of Dr. Henning Holmström as Project Development Manager for the Norra Karr heavy rare earth and zirconium project in Sweden.  In this capacity, Dr. Holmström will be responsible for all the overall management of the Norra Karr project including overseeing the environmental and permitting process, and liaising with local government officials.

Dr. Holmström has over 16 years of experience in the mining sector, from the earliest stages of start-up operations to rehabilitation and mine water treatment projects.  Prior to joining Tasman, Dr. Holmström held a senior management position with the international consulting group Golder Associates as the Client Sector Leader of Mining in Scandinavia.  During his time at Golder Associates, Dr. Holmström was involved in numerous projects across Europe, consulting to companies including Boliden, LKAB, Gold Ore Resources, Avalon Minerals and Greenland Minerals and Energy.  Prior to joining Golder Associates, Dr. Holmström was employed at the Geological Survey of Sweden as a Geochemist and Project Manager.

"Tasman is very pleased to have attracted someone as experienced in the Swedish mining sector as Dr. Holmström to our team” said Mark Saxon, Tasman’s President & CEO.  “Tasman is advancing the Norra Karr heavy rare earth project rapidly and Dr. Holmström’s proven leadership and skills in permitting and environmental management will greatly facilitate the Company in achieving its milestones at this highly promising and strategic project.”

Norra Karr is located in southern Sweden, 300km SW of the capital Stockholm and lies in mixed farming and forestry land.  The site is well serviced by power, roads and water allowing all year round access, plus a local skilled community.  A recent video providing an overview of the Norra Karr project, highlighting the “second to none” infrastructure can be found at http://www.tasmanmetals.com.

About Tasman Metals Ltd.

Tasman Metals Ltd is a Canadian mineral exploration and development company focused on Rare Earth Elements (REE’s) in the European region and is listed on the TSX Venture Exchange under the symbol “TSM”.  REE demand is increasing, due to the metals unique properties that make them essential for high technology and environmentally-beneficial applications.  Since over 95% of REE supply is sourced from China, the European Union is actively supporting policy to promote domestic supply of REE’s, to ensure the security of high-tech industry.  Tasman's exploration portfolio is uniquely placed, with the capacity to deliver "high-tech" metals from politically stable, mining friendly jurisdictions with developed infrastructure.

The Company’s Norra Karr project in Sweden is one of the most significant heavy REE resources in the world, and the only NI43-101 compliant REE resource in mainland Europe.  With a TREO (total rare earth oxide) cut off of 0.4%, the Inferred Mineral Resource comprises 60.5 million tonnes grading 0.54% TREO and 1.72% ZrO2 (zirconium oxide), with 53.7% of the TREO being the higher value HREO (heavy rare earth oxide).  The resource is unusually low in radioactive metals relative to peer projects, with less than 15 ppm each of uranium and thorium.

Tasman’s current issued and outstanding share capital is 57,104,451 and the Company is well financed with a cash position of approximately C$14.5 million.

For more information regarding rare earth elements, see the Rare Metal Blog at www.raremetalblog.com or Resource Stock Digest at http://strategicmetalstocks.resourcestockdigest.com/.

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact: Mariana Bermudez +1 (604) 685 9316
Investor Relation Consultants - Mining Interactive
Nick Nicolaas +1 (604) 657 4058
Email: info@tasmanmetals.com

HEAD OFFICE: Suite 1305-1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV : TSM www.tasmanmetals.com info@tsmanmetals.com	EUROPEAN OFFICE: Krykgatan 41 BODEN 961 36 SWEDEN

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The qualified person for the Company's exploration projects, Mark Saxon, President and Chief Executive Officer of Tasman and a Member of the Australasian Institute of Mining and Metallurgy and Australian Institute of Geoscientists, has reviewed and verified the contents of this release.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), nor the Frankfurt Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources.  This news release uses the term "inferred mineral resource."  We advise U.S. investors that this term is not recognized by the U.S. Securities and Exchange Commission.  The estimation of inferrred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources.  U.S. investors are cautioned not to assume that estimates of inferred mineral resources exist, are economically minable, or will be upgraded into measured or indicated mineral resources.

Forward Looking Statements. This Company news release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.